================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 2006.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from ____ to ____.


                         Commission file number 0-49925

                          -----------------------------


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:

                            Central Jersey Bank, N.A.
               Employees' Savings & Profit Sharing Plan and Trust

                          -----------------------------


              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Central Jersey Bancorp
                                627 Second Avenue
                          Long Branch, New Jersey 07740

================================================================================

                          INDEX TO FINANCIAL STATEMENTS

                  CENTRAL JERSEY BANK, N.A. EMPLOYEES' SAVINGS
                         & PROFIT SHARING PLAN AND TRUST

                              Financial Statements

                           December 31, 2006 and 2005

----------------------------------------------------------------------------------------

                                                                                    Page
                                                                                    ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits
                  December 31, 2006 and 2005..........................................2

         Statements of Changes in Net Assets Available for Plan Benefits
                  Years Ended December 31, 2006 and 2005..............................3

         Notes to Financial Statements................................................4

SUPPLEMENTAL SCHEDULE

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......Schedule 1


             Report of Independent Registered Public Accounting Firm



The Board of Directors

Central Jersey Bancorp:


We have audited the accompanying statements of net assets available for plan benefits of Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") (formerly known as The Monmouth Community Bank, NA Employees' Savings & Profit Sharing Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for additional analysis and is not a required part of the 2006 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.




/s/ KPMG LLP
Short Hills, New Jersey

June 29, 2007

                            CENTRAL JERSEY BANK, N.A.
                EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2006 and 2005


                                                                                2006         2005
                                                                             ----------   ----------
Investments:
      Investments, at fair value                                             $1,491,010   $1,202,542
      Investments in Central Jersey Bank, N.A. common stock, at fair value      731,346      908,291
                                                                             ----------   ----------

              Total investments                                               2,222,356    2,110,833
                                                                             ----------   ----------

Receivables:
      Employer receivables                                                       13,930       14,546
      Participant loans receivable                                               43,014       28,450
      Accrued income                                                                231          185
                                                                             ----------   ----------
                                                                                 57,175       43,181
Payables:
      Accrued expenses                                                          (14,229)     (14,927)

                                                                             ----------   ----------
              Net assets available for benefits                              $2,265,302   $2,139,087
                                                                             ==========   ==========

See accompanying notes to financial statements.

                            CENTRAL JERSEY BANK, N.A.
                EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2006 and 2005

                                                                 2006           2005
                                                             -----------    -----------
Contributions:
       Employer contributions                                $   207,213    $   112,929
       Employee contributions                                    265,455        189,525
       Rollovers                                                  19,949        103,159
       Transfers from predecessor plan                                --      1,064,100
                                                             -----------    -----------
               Total contributions                               492,617      1,469,713
Investment (loss) income:
       Interest income                                            10,827          4,951
       Net realized (losses) gains on sales of investments       (10,532)        76,808
       Net depreciation of investments                          (184,194)       (63,541)
                                                             -----------    -----------
               Total investment (loss) income                   (183,899)        18,218

               Contributions and investment (loss) income        308,718      1,487,931
Deductions:
       Administrative expenses                                    13,979          7,213
       Payment to participants                                   168,524         10,337
                                                             -----------    -----------
               Net change in assets available for benefits       126,215      1,470,381
Net assets available for benefits, beginning of year           2,139,087        668,706
                                                             -----------    -----------
Net assets available for benefits, end of year               $ 2,265,302    $ 2,139,087
                                                             ===========    ===========

See accompanying notes to financial statements.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(1)   Plan Description

      The following description of the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the Plan), formerly known as The Monmouth Community Bank, N.A. Employees' Savings & Profit Sharing Plan, provides only general information. Participants should refer to the Plan documents for a more complete description of the Plans' provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (a)   Plan Changes

            Effective August 22, 2005, Monmouth Community Bank, N.A. merged with Allaire Community Bank and the organization became known as Central Jersey Bank, N.A. Effective September 1, 2005, the Allaire Community Bank 401(k) Profit Sharing Plan merged into the Monmouth Community Bank, NA Employees' Savings & Profit Sharing Plan and Trust. The merged plan was re-named the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust.

      (b)   General

            The Plan was established January 1, 2000 as a defined contribution plan. Generally, employees become eligible to participate in the Plan on the first of the month following three months of continuous service at Central Jersey Bank, N.A. (the Bank).

      (c)   Employee Contributions

            An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 75% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to fifteen different investment funds and to the common stock fund of Central Jersey Bancorp. This contribution amount is limited by the Internal Revenue Code (the Code) on a pretax basis to $15,000 in 2006. In addition, certain eligible participants can make "catch-up" contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $20,000 for 2006.

      (d)   Employer Contributions

            In 2006 and 2005, contributions were made by the Bank in an amount equal to 80% of the first 5% of a participant's eligible contributions. Prior to September 2005, the contributions made by the Bank were determined at a rate of up to 3% of a participant's eligible contributions for the Plan year. The Board of Directors sets the Bank's matching contribution rate in its sole discretion.

      (e)   Vesting

            Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's matching contributions is 20% per year of service, with 100% vesting after 5 years.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005


      (f)   Participant Loans

            Participants may borrow from the vested portion of their account. The loan must be no less than $1,000 and no more than $50,000. Participants may not borrow more than 50% of the vested balance in their accounts. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence, however, it may not exceed 15 years. Loan interest rates are determined at the time of the loan and remain in effect for the term of the loan. Principal and interest are paid according to the participant amortization schedule through bi-weekly payroll deductions.

      (g)   Participants' Accounts

            Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Bank's matching contribution on behalf of that participant. Allocations of plan earnings or losses are based on the participant's earnings or account balances, as defined. The benefit to which each participant is entitled is the benefit that can be provided from participant's vested account.

            Participants have the option to invest in a self directed brokerage account. Assets may be transferred from their core account only. A minimum of $1,000 is required with a maximum investment of 25% of total account balance.

      (h)   Benefit Payments/Withdrawals

            Upon retirement or termination of employment, participants or their designated beneficiary, may, under certain conditions elect to receive vested benefit distributions in a lump-sum payment equal to the total value of their separate accounts or installment payments upon termination of employment, disability or death.

            During employment, participants may request an in-service withdrawal under certain circumstances. Rollover contributions and earnings thereof may be requested for distribution according to plan provisions. Additionally, participants may request an in-service withdrawal of pre-tax elective deferrals and employer supplemental contributions and the earning thereof upon attainment of age 59 1/2 or hardship. In the event of hardship, the distribution cannot exceed the amount required to relieve the hardship. Such withdrawals are subject to approval by the Plan administrator and applicable penalties and is recorded when paid.

      (i)   Forfeitures

            Forfeitures of non-vested 401(k) contributions used to reduce employer contributions for the years ended December 31, 2006 and 2005 amounted to $1,638 and $1,670, respectively.

      (j)   Investment Valuation

            Investments   were   valued  at  fair   market   value.   Investment
            transactions were recorded on a settlement date basis. There were no material unsettled trades at December 31, 2006 and 2005.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005


      (k)   New Accounting Pronouncement

            As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

      (b)   Funds and Accounts Managed by State Street Global Advisors

            Under the terms of a trust agreement between State Street Global Advisors (the "Custodian") and the Bank, the Custodian managed funds on behalf of the Plan. The Custodian held the Plan's investment assets and executed transactions therein. The investments in the funds were reported to the Bank by the Custodian as having been determined through the use of current values for all assets.

      (c)   Use of Estimates

            In preparing plan financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financials statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

      (d)   Concentration of Risk

            The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005


      (e)   Investment Valuation

            Investments in mutual funds are managed by State Street Global Advisors and held by the Bank of New York. Additionally, investments are made to the Central Jersey Bancorp common stock fund which are valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily. Loans receivable from participants are valued at their outstanding balance, which approximates fair value.

            Investment contracts are presented at fair value on the statement of net assets available for plan benefits. Investments in fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest. Contract value approximates fair value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

      (f)   Income Recognition

            Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Participant loans receivable are valued at cost which approximates fair value.

(3)   Plan Expenses

      Certain costs of administrative services rendered on behalf of the Plan were paid by the Bank.

(4)   Plan Termination

      Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

(5)   Federal Tax Status

      The Internal Revenue Service issued its latest determination letter on March 7, 2002 to the Plan, which states that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code
      (IRC) and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator and the Plan's tax counsel, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under applicable provisions of the IRC.

(6)   Investments

      The values of individual investments that represent 5% or more of the total Plan's assets at December 31, 2006 and 2005 are as follows:

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005

                                                                     2006         2005
                                                                   ---------    ---------
      Central Jersey Bancorp, investment in common stock           $ 731,346    $ 908,291
      State Street Bank and Trust Company S&P 500 Flagship
      Securities Lending Fund                                        208,840       88,142
      State Street Bank and Trust Company Moderate Strategic
      Balanced                                                       190,896      146,486
      State Street Bank and Trust Company Conservative Strategic
      Balanced Securities Lending Fund                               190,820      153,410
      Pentegra Stable Value Fund                                     173,939      123,537
      State Street Bank and Trust Company Government Money
      Market Account                                                 140,557      125,567
      State Street Bank and Trust Company Passive Long Treasury
      Fund                                                           127,794      115,279


      For  the  years  ended   December  31,  2006  and  2005,  the  Plan's  net
      appreciation/(depreciation) of investments is as follows:

                                                                      2006         2005
                                                                   ---------    ---------
      Commingled Funds                                             $ 102,624    $ (27,359)
      Investment in Central Jersey Bancorp, common stock            (286,818)     (36,182)
                                                                   ---------    ---------
              Net depreciation of investments                      $(184,194)   $ (63,541)
                                                                   =========    =========

(7)   Related Parties

      The Bank of New York is the trustee, as defined by the Plan. As a result, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by the Plan Sponsor.

(8)   Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of the employee contributions per the financial statements for the years ended December 31, 2006 and 2005 to the Form 5500:

                                                              2006       2005
                                                            --------   --------
      Employee Contributions per the Financial Statements   $265,455   $189,525
      Corrective Distributions                                 8,152     13,711
                                                            --------   --------
      Total Employee Contributions per the Form 5500        $273,607   $203,236
                                                            ========   ========

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2006 and 2005


(9)   Subsequent Event

      Effective January 1, 2007, the Plan adopted a Safe Harbor Amendment in which the Bank shall make a safe harbor basic matching contribution to the Plan on behalf of each participant in the amount of 100% of the participant's 401(k) deferrals that do not exceed 3% percent of the participant's salary plus 50% of the participants deferrals that exceed 3% of the participants salary but that do not exceed 5% of the participants salary.

      With the adoption of the Safe Harbor Amendment, the Plan amended the vesting schedule to reflect 100% vesting for all plan participants effective January 1, 2007.


                                                                                                     SCHEDULE 1

                                           CENTRAL JERSEY BANK, N.A.
                                EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST
                         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                               December 31, 2006

                                                                                                     Current
        Identity of Issuer                       Description of Investment              Cost          value
------------------------------------    ----------------------------------------    -----------    -----------

Pentegra Services, Inc.*                Penetgra Stable Value Fund                    $166,526     $   173,939
State Street Bank and Trust Company*    Moderate Strategic Balanced                    169,419         190,896
State Street Bank and Trust Company*    Conservative Strategic Balanced
                                        Securities Lending Fund                        175,606         190,820
State Street Bank and Trust Company*    Aggressive Strategic Balanced Securities
                                        Lending Fund                                    11,011          12,598
State Street Bank and Trust Company*    Russell 2000 Index Securities Lending
                                        Series Fund                                     44,040          51,904
State Street Bank and Trust Company*    S&P 500 Flagship Securities Lending
                                        Series Fund                                    181,848         208,840
State Street Bank and Trust Company*    S&P Growth Index Securities Lending
                                        Fund                                            35,337          38,861
State Street Bank and Trust Company*    S&P Midcap Index Securities Lending
                                        Series Fund                                     76,032          84,934
State Street Bank and Trust Company*    NASDAQ 100 Index Non-Lending Series
                                        Fund                                            32,716          35,281
State Street Bank and Trust Company*    REIT Index Non-Lending Securities
                                        Fund                                            21,962          24,764
State Street Bank and Trust Company*    S&P Value Index Securities Lending
                                        Fund                                            84,579         100,663
State Street Bank and Trust Company*    Daily EAFE Index Securities Lending
                                        Series Fund                                     32,259          37,532
State Street Bank and Trust Company*    Schwab Window                                   17,341          17,341
State Street Bank and Trust Company*    Collective Short Term Investment Fund           54,286          54,286
State Street Bank and Trust Company*    Government Money Market Account                140,557         140,557
State Street Bank and Trust Company*    Passive Long Treasury Fund                     127,794         127,794
                                                                                                   -----------
                                        Total mutual funds                                           1,491,010

                                        *Central Jersey Bancorp, investment in
                                          common stock                                                 731,346

                                        *Participant loans receivable (a)                               43,014
                                                                                                   -----------

                                        Total other investments                                        774,360

                                        Total investments                                          $ 3,756,380
                                                                                                   ===========

*   A party-in-interest as defined by ERISA
(a) As of December 31, 2006, the interest rates on these loans ranged from 5.00% to 9.25%

See accompanying report of independent registered public accounting firm.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                 CENTRAL JERSEY BANK, N.A.
                                                 EMPLOYEES' SAVINGS & PROFIT
                                                 SHARING PLAN AND TRUST



Date:  June 29, 2007                             By:   /s/ Gail M. Corrigan
                                                    ----------------------------
                                                      Gail M. Corrigan
                                                      Plan Administrator

                                  EXHIBIT INDEX



        Exhibit Number           Description
        --------------           -----------
             23.1                Consent of KPMG LLP.